UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-33464

LDK SOLAR CO., LTD. in official liquidation

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 7, 2016, the registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD. in official liquidation

By:	/s/ David Griffin
Name:	David Griffin
Title:	Official Liquidator

Date: April 7, 2016

Exhibit 99.1

LDK Solar in Official Liquidation and Onshore Restructuring

XINYU, China and CUPERTINO, California — April 7, 2016 — LDK Solar CO., Ltd. (in Official Liquidation) (“LDK Solar” or the “Company”, OTC Pink: LDKYQ) today announced that on April 6, 2015, subsequent to the filing on February 11, 2016 of a joint creditors’ petition dated February 5, 2016 (the “Petition”) in the Grand Court of the Cayman Islands (the “Cayman Court”), the Cayman Court ordered that the Company be wound up in accordance with the Companies Law (2013 Revision) (as amended) (the “Cayman Order”). The Cayman Court further ordered that David Martin Griffin of FTI Consulting (Cayman) at Suite 3212, 53 Market Street, Camana Bay, PO Box 30613, Grand Cayman, KY1-1203, Cayman Islands and John Howard Batchelor of FTI Consulting, Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong, be appointed as Joint Official Liquidators of the Company (“JOLs”) and that the JOLs be authorized to, amongst other things, do any acts or things considered by them to be necessary or desirable in connection with the liquidation of the Company and the winding up of its affairs.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar (In Official Liquidation)

LDK Solar CO., Ltd. (In Official Liquidation) is a vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Cupertino, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

David Griffin and John Batchelor

Joint Official Liquidators

LDK Solar CO., Ltd. (In Official Liquidation)

David.Griffin@fticonsulting.com

John.Batchelor@fticonsulting.com

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